Exhibit 99.1

Sanofi Provides Update on New Drug Application for

Investigational Once-Daily Fixed-Ratio Combination of Insulin

Glargine and Lixisenatide

Paris, France – August 19, 2016 - Sanofi announced today that it has submitted updated information on the pen delivery device as part of the New Drug Application (NDA) for the investigational once-daily fixed-ratio combination of basal insulin glargine 100 Units/mL and GLP-1 receptor agonist lixisenatide for the treatment of adults with type 2 diabetes. The additional information, submitted at FDA’s request, constitutes a Major Amendment to the NDA, resulting in an extension of the Prescription Drug User Fee Act (PDUFA) goal date by three months, to November 2016.

Sanofi appreciates the feedback from the FDA on the delivery device and believes that the information submitted will result in an offering that will serve the needs of adults living with type 2 diabetes in the US. The company looks forward to hearing from the FDA once the review of the updated information has been completed.

On May 25, 2016, the Endocrinologic and Metabolic Drugs Advisory Committee (EMDAC) of the FDA recommended, by a vote of 12 to 2, the approval of the NDA for the fixed-ratio combination.

About Sanofi Diabetes & Cardiovascular

Diabetes and cardiovascular disease affect millions of people worldwide, with many managing the complex challenges of both. Building on our portfolio evolution, heritage and expertise, Sanofi has a focused business unit dedicated to delivering innovative, value-based medicines and integrated solutions in these therapeutic areas. We are committed to a collaborative approach that involves strategic alliances with professional and patient associations, research institutions and leaders in healthcare and other industries, with the goal of advancing scientific knowledge, driving the convergence of science and technology, helping to improve outcomes and inspiring an evolution in care.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their

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decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Mai Tran Tel.: + (33) 1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: + (33) 1 53 77 45 45 ir@sanofi.com

Global Diabetes Communications Philip McNamara Tel.: +1 908 981 5497 philipmcnamara@sanofi.com

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